UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on September 01st, 2020

DATE, TIME AND PLACE: On September 01, 2020, at 10 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To resolve on the re-ratification of resolutions at the Company’s Board of Directors’ Meeting held on May 21, 2020, which dealt with the election of the members of the Company’s Audit Committee for a new term.

RESOLUTIONS: After due clarification, the members of the Board of Directors unanimously APPROVED to re-ratify the resolutions taken at the Company’s Board of Directors’ Meeting held on May 21, 2020, in order to expressly state that Mr. Luiz Carlos Nannini was elected for a single consecutive term, pursuant to §6th of the article 12 of CMN Resolution nº 3.198/2004, as amended. Thus, where it reads: “(…) Mr. Luiz Carlos Nannini, Brazilian, married, accountant, holder of identify card number 9.221.586-5 SSP/SP, registered with CPF/MF under number 038.563.538-95, as a qualified technical member, pursuant to article 12, §2nd of CMN Resolution number 3.198/2004”; read: “(…) and, for a single consecutive term, pursuant to §6th of the article 12 of CMN Resolution number 3.198/2004, as amended, Mr. Luiz Carlos Nannini, Brazilian, married, accountant, holder of identify card number 9.221.586-5 SSP/SP, registered with the CPF/MF under number 038.563.538-95, elected as a qualified technical member, pursuant to Article 12, §2nd of CMN Resolution number 3.198/2004”. The other resolutions taken at that meeting are ratify.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalize, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Mr./Mrs. Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 1, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer